                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                (RULE 14d-100)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)

                            Laboratorio Chile S.A.
                      (Name of Subject Company (Issuer))

                              IVAX Holdings C.I.
                         a wholly-owned subsidiary of
                               IVAX Corporation
                      (Name of Filing Persons (Offerors))

                          American Depositary Shares
                 (Each Representing 20 Shares of Common Stock)
                          Common Stock, no par value
                       (Titles of Classes of Securities)

                    (50540H104) American Depositary Shares
                           (P6121Q106) Common Stock
                   (CUSIP Numbers of Classes of Securities)

                          Adrienne Fauz Cornejo, Esq.
                           Associate General Counsel
                               IVAX Corporation
                            4400 Biscayne Boulevard
                             Miami, Florida 33137
                                (305) 575-6000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                      and Communications on Behalf of the
                          Person(s) Filing Statement)


                                  COPIES TO:

                                                     Jose Maria Eyzaguirre, Esq.
      Laurie Green, Esq.                             Matias de Marchena, Esq.
      Kara L. MacCullough, Esq.                      Claro y Cia.
      Akerman, Senterfitt & Eidson, P.A.             Apoquindo 3721 - 13th Floor
      SunTrust International Center, 28th Floor      P.O. Box 1867
      One Southeast Third Avenue                     Postal Code 6760352
      Miami, Florida 33131-1714                      Santiago Chile
      (305) 374-5600                                 (56-2) 367 30 00

                         CALCULATION OF FILING FEE(1)
================================================================================
        TRANSACTION VALUATION                     AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

             $80,233,925                              $16,046.79(2)

================================================================================

(1) The filing fee has been calculated pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), based upon U.S. $25.00 per American Depositary Share ("ADS") with respect to 3,209,357 outstanding ADSs as of April 30, 2001. The number of outstanding ADSs is based upon information provided to the bidder by Laboratorio Chile S.A. ("LabChile"). Based upon information provided to the bidder by LabChile, there are no shares of common stock, no par value (the "Shares"), excluding Shares represented by ADSs, held by U.S. holders, as defined in Rule 14d-1(d) under the Exchange Act. Therefore, no fee is being paid with respect to the acquisition of Shares.

(2)     The filing fee was paid on May 31, 2001, when the Schedule TO was filed.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number on the Form or Schedule and the date of its filing.

        Amount Previously Paid:   N/A               Filing Party: N/A
        Form or Registration No.: N/A               Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communication made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X]   third-party tender offer subject to Rule 14d-1.

        [_]   issuer tender offer subject to Rule 13e-4.

        [_]   going-private transaction subject to Rule 13e-3.

        [_]   amendment to Schedule 13D under Rule 13d-2.

[X] Check the following box if the filing is a final amendment reporting the results of the tender offer:

        This Amendment No. 9 to the Tender Offer Statement on Schedule TO, filed initially on May 31, 2001, (the "Schedule TO") relates to an offer by IVAX Holdings C.I. ("Purchaser"), a Cayman Islands company and a wholly-owned subsidiary of IVAX Corporation, a Florida corporation ("IVAX"), to purchase all outstanding American Depositary Shares (the "ADSs") of Laboratorio Chile S.A. ("LabChile") and all shares of common stock, no par value (the "Shares") of LabChile held by U.S. holders within the meaning of Rule 14d-1(d) of the Exchange Act, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated May 31, 2001 (the "Offer to Purchase"), and in the related ADS Letter of Transmittal and Form of Acceptance, copies of which are attached to the Schedule TO as Exhibits (a)(1), (a)(2) and (a)(8) (which are collectively referred to as the "U.S. Offer Documents"). Each ADS represents 20 Shares.





        The Purchaser and IVAX hereby amend and supplement the Schedule TO as follows:




ITEMS 8 & 11.

         Items 8 and 11 of the Schedule TO are hereby amended by including the following information:

         The U.S. Offer and the Chilean Offer expired at 12:00 midnight, New York City time, on Friday June 29, 2001. Approximately 59,229,840 shares, including shares represented by ADSs, were tendered into the U.S. Offer and approximately 252,229,699 shares were tendered into the Chilean Offer. The Purchaser has accepted for purchase and payment all such shares tendered into the U.S. Offer and the Chilean Offer. Additionally, approximately 4,156,000 shares tendered in the U.S. Offer are subject to notices of guaranteed delivery. Assuming all shares subject to guaranteed delivery are received, the Laboratorio Chile shares tendered, including shares represented by ADSs, represent approximately 99.9% of all outstanding shares of Laboratorio Chile common stock.


ITEM 12. EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

     (a)(20) Press Release, dated July 2, 2001, issued by IVAX Corporation

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 to the Schedule TO is true, complete and correct.


                                        IVAX Corporation

July 2, 2001                             By: /s/ Neil Flanzraich
                                           ---------------------------------
                                         Neil Flanzraich
                                         Vice Chairman and President


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 to the Schedule TO is true, complete and correct.

                                        IVAX Holdings C.I.

July 2, 2001                             By: /s/ Neil Flanzraich
                                           ---------------------------------
                                         Neil Flanzraich
                                         President

                                 Exhibit Index

Exhibit No.                   Description
-----------                   -----------
99.(A)(20)                    Press Release, dated July 2, 2001, issued by
                              IVAX Corporation